UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
 (Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No.   )

IperionX Limited
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

44916E100[1]
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1 This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing ten ordinary shares.

CUSIP No. 44916E100

1	NAMES OF REPORTING PERSONS
DITM Holdings Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
15,031,747(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
15,031,747(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,031,747(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Consists of (i) 12,931,747 ordinary shares held by DITM Holdings Pty Ltd (“DITM”), and (ii) 2,100,000 ordinary shares underlying options that are exercisable within 60 days of December 31, 2022 held by DITM. DITM is controlled by Todd Hannigan, and DITM and Mr. Hannigan have shared voting and dispositive power over the shares held by DITM.

CUSIP No. 44916E100

1	NAMES OF REPORTING PERSONS
Todd Hannigan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
15,031,747(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
15,031,747(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,031,747(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Consists of (i) 12,931,747 ordinary shares held by DITM, and (ii) 2,100,000 ordinary shares underlying options that are exercisable within 60 days of December 31, 2022 held by DITM. DITM is controlled by Todd Hannigan, and DITM and Mr. Hannigan have shared voting and dispositive power over the shares held by DITM.

Item 1.
(a)	Name of Issuer: IperionX Limited
(b)	Address of Issuer’s Principal Executive Offices: 129 W Trade Street, Suite 1405, Charlotte, NC 28202

Item 2.
(a)	Name of Persons Filing: (i) DITM Holdings Pty Ltd (ii) Todd Hannigan
(b)	Address of Principal Business Office or, if none, Residence: 15 Lennox Street, Mosman, NSW, 2088, Australia
(c)	Citizenship: Australia
(d)	Title of Class of Securities: Ordinary shares, no par value
(e)	CUSIP Number: 44916E100 This CUSIP number applies to the ADSs of the Issuer, each representing ten ordinary shares of the Issuer. No CUSIP has been assigned to the ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)
Amount beneficially owned:

As of December 31, 2022, the reporting persons had beneficial ownership of 15,031,747 ordinary shares, which consisted of (i) 12,931,747 ordinary shares held by DITM, and (ii) 2,100,000 ordinary shares underlying options that are exercisable within 60 days of December 31, 2022 held by DITM. DITM is controlled by Todd Hannigan, and DITM and Mr. Hannigan have shared voting and dispositive power over the ordinary shares reported herein.

(b)	Percent of class: 8.6%
(c)	Number of shares as to which each reporting person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 15,031,747
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 15,031,747

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

DITM HOLDINGS PTY LTD

	By:	/s/ Todd Hannigan
	Name:	Todd Hannigan
	Title:	Director

	By:	/s/ Todd Hannigan
	Name:	Todd Hannigan